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                                February 15, 2024

       Vincent Browne
       Chief Executive Officer
       Alternus Clean Energy, Inc.
       360 Kingsley Park Drive, Suite 250
       Fort Mill, SC 29715

                                                        Re: Alternus Clean
Energy, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 19,
2024
                                                            File No. 333-276630

       Dear Vincent Browne:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed January 19, 2024

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2.                                                   We note your disclosure
in your second paragraph regarding:

                                                              the exercise
prices of the Warrants compared to the market price of the underlying securities;
                                                              your belief that
the likelihood that warrant holders will exercise their Warrants for cash and therefore
the amount of cash proceeds that you would receive, is dependent upon the trading
price of your common stock; and
                                                              your further
belief that, if the market price for your common stock is less than the exercise price of
the Warrants (on a per share basis), it will be unlikely that holders will exercise their
Warrants.
 Vincent Browne
FirstName LastNameVincent
Alternus Clean Energy, Inc. Browne
Comapany15,
February   NameAlternus
             2024        Clean Energy, Inc.
February
Page 2 15, 2024 Page 2
FirstName LastName


         Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of the Company to fund your operations on a prospective basis with your current cash on hand.
3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Company's common stock.
Prospectus Summary
Recent Developments
Solis Bond Extension, page 3

4. Please update your disclosure in this section and elsewhere to reflect the developments related to the Solis Bonds as reported in your Form 8-K filed January 31,
         2024.
Risk Factors
The shares of common stock being offered in this prospectus represent a substantial percentage of our outstanding common stock..., page 32

5. We note your risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Company's common stock. To further illustrate this risk please also disclose the purchase price of all the securities being registered for resale.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Forward Purchase Agreement, page 44

6. We note your disclosures on pages 44-46 regarding the Forward Purchase Agreement and the PIPE Subscription Agreement. Please revise to better describe the purpose for entering into the PIPE Subscription Agreement, and the inter-relationship between it and the
         Forward Purchase Agreement. Also, please disclose the net proceeds to the Company from this arrangement and discuss - here, and in added risk factor disclosure, as appropriate - risks associated with these arrangements. Lastly, please revise to indicate whether Clean Earth Acquisitions Corp., the Company, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated.
7. We note you entered into the Forward Purchase Agreement with Meteora, in part, to purchase CLIN Shares to reduce redemption rates. Please provide your analysis on how such purchases complied with Rule 14e-5.
 Vincent Browne
Alternus Clean Energy, Inc.
February 15, 2024
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 52

8. In light of the significant number of redemptions and the unlikelihood that the Company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Company's common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the
Company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
9. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the Company   s common stock. Your
discussion should
         highlight the fact that the selling stockholders, who are registering for resale approximately 87.5% of your outstanding shares of common stock, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Description of Our Securities
Warrants
Public Warrants, page 109

10. Please tell us the current listing status of the Public Warrants. We note your disclosure in the definitive merger proxy filed on November 13, 2023 for your business combination with Alternus that you intended to apply to obtain the listing of your warrants on Nasdaq
         under the symbol    ALCEW    upon the closing. We may have additional
comments.
General

11. Revise your prospectus to disclose the price that each selling stockholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling stockholders acquired their shares and Warrants, and the price that the public stockholders acquired their shares and warrants. Please also disclose
FirstName LastNameVincent Browne
       the potential profit the selling stockholders will earn based on the current trading price.
Comapany    NameAlternus
       Lastly, please includeClean  Energy, risk
                                appropriate  Inc. factor disclosure. We note
your disclosure at page
       32 15,
February  in this
              2024regard.
                    Page 3
FirstName LastName
 Vincent Browne
FirstName LastNameVincent
Alternus Clean Energy, Inc. Browne
Comapany15,
February   NameAlternus
             2024        Clean Energy, Inc.
February
Page 4 15, 2024 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Irene Barberena-
Meissner, Staff Attorney, at 202-551-6548 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Ross David Carmel, Esq.